UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )

Ivanhoe Energy Inc.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

465790103
(CUSIP Number)

Andrew J. Foley Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064 (212) 373-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 13, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 465790103	SCHEDULE 13D	Page 2 of 9

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Robert M. Friedland
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION American and Canadian
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 69,196,933
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 69,196,933
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,196,933
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.2%1
14	TYPE OF REPORTING PERSON IN

1
The calculation of this percentage is based on the sum of: (i) 344,139,428 Common Shares outstanding, which figure is based on information from the Company; (ii) 2,083,333 Common Shares of which Newstar Securities SRL may acquire beneficial ownership through the exercise of a convertible debenture; (iii) 10,484,375 Common Shares of which Newstar Securities SRL may acquire beneficial ownership through exercise of a convertible loan; and (iv) 3,000,000 Common Shares of which various officers of the Company may acquire beneficial ownership through the exercise of outstanding options.

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1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Newstar Holdings SRL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Barbados
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 55,295,453
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 55,295,453
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,295,453
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4%1
14	TYPE OF REPORTING PERSON IV

1
The calculation of this percentage is based on the sum of: (i) 344,139,428 Common Shares outstanding, which figure is based on information from the Company; (ii) 2,083,333 Common Shares of which Newstar Securities SRL may acquire beneficial ownership through the exercise of a convertible debenture; (iii) 10,484,375 Common Shares of which Newstar Securities SRL may acquire beneficial ownership through exercise of a convertible loan; and (iv) 3,000,000 Common Shares of which various officers of the Company may acquire beneficial ownership through the exercise of outstanding options.

CUSIP No. 465790103	SCHEDULE 13D	Page 4 of 9

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Newstar Securities SRL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Barbados
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 51,567,005
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 51,567,005
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,567,005
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.3%1
14	TYPE OF REPORTING PERSON IV

1
The calculation of this percentage is based on the sum of: (i) 344,139,428 Common Shares outstanding, which figure is based on information from the Company; (ii) 2,083,333 Common Shares of which Newstar Securities SRL may acquire beneficial ownership through the exercise of a convertible debenture; (iii) 10,484,375 Common Shares of which Newstar Securities SRL may acquire beneficial ownership through exercise of a convertible loan; and (iv) 3,000,000 Common Shares of which various officers of the Company may acquire beneficial ownership through the exercise of outstanding options.

CUSIP No. 465790103	SCHEDULE 13D	Page 5 of 9

Item 1.	Security and Issuer.

This statement relates to the common shares (the “Common Shares”) of Ivanhoe Energy Inc. (the “Company”).  The Company’s principal executive offices are located at Suite 654-999 Canada Place, Vancouver, British Columbia, Canada V6C 3E1.

Item 2.	Identity and Background.

(a)	This statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	Robert Martin Friedland;
(ii)	Newstar Holdings SRL (“Newstar Holdings”); and
(iii)	Newstar Securities SRL (“Newstar Securities”).

(b)
The address of the principal business office of Mr. Friedland is 150 Beach Road #25-03 The Gateway West, Singapore 189720.

The address of the principal business office of Newstar Holdings and Newstar Securities is Berne Building, Suite 1, The Courtyard, Hastings, Christ Church, Barbados 14038.

(c)	Newstar Holdings and Newstar Securities are investment companies. Mr Friedland is the sole owner of Newstar Holdings and the indirect owner of Newstar Securities.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f)	(i)	Robert Martin Friedland is an American and Canadian citizen.
(ii)	Newstar Holdings is a Barbados society.
(iii)	Newstar Securities is a Barbados society.

Item 3.	Source or Amount of Funds or Other Consideration.

The Common Shares reported in this Statement, over which the Reporting Persons have sole voting and dispositive power, were acquired by the Reporting Persons at an

CUSIP No. 465790103	SCHEDULE 13D	Page 6 of 9

aggregate cost of approximately US$37 million (includes cash consideration, corporate share exchanges and costs allocated to investment).  Mr. Friedland was granted shares of the Company as a founder.  The Reporting Persons also purchased shares. The funds for the purchases were provided by the working capital of Newstar Securities, Newstar Holdings and affiliates of both, the personal funds of Mr. Friedland and a normal course bank loan from Citibank, N.A. The options were acquired as compensation for services rendered to the Company by Mr. Friedland.

Item 4.	Purpose of Transaction.

The Common Shares of the Company were acquired by the Reporting Persons for investment purposes. Mr. Friedland is Chairman of the Board of Directors and President of the Company. In his capacity as Chairman of the Board, Mr. Friedland may be in a position to influence management and, therefore, perhaps influence decisions on any plans or proposals of the type described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may make additional purchases of Common Shares either in the open market or in private transactions, including shares that may be acquired upon exercise of options, convertible debt or warrants currently held or subsequently acquired by them, depending on their evaluation of the Company’s business, prospects and financial condition, the market for the Common Shares, other opportunities available to them, general economic conditions, money and stock market conditions and other future developments. Depending on the same factors, the Reporting Persons may decide in the future to sell all or part of their investments in the Company’s Common Shares.

Item 5.	Interest in Securities of the Issuer.

(a)
Newstar Holdings may be deemed to beneficially own an aggregate of 55,295,453 Common Shares as follows: (i) 51,567,005 Common Shares through its sole ownership of Newstar Securities; and (ii) 3,728,448 Common Shares through its sole ownership of Evershine (as defined in Item 6 below).  Newstar Securities may be deemed to beneficially own an aggregate of 51,567,005 Common Shares as follows: (i) 43,595,833 Common Shares that it owns directly, 2,083,333 of which are debentures exercisable into Common Shares in the next 60 days; and (ii) 7,971,172 Common Shares through its sole ownership of Premier Mines (as defined in Item 6 below).  Mr. Friedland may be deemed to beneficially own an aggregate of 69,196,933 Common Shares as follows: (i) 3,417,105 Common Shares that he owns directly of which 3,000,000 are options exercisable into Common Shares within the next 60 days; (ii) 55,295,453 Common Shares through his sole ownership of Newstar Holdings; and (iii) 10,484,375 Common Shares through his sole ownership of Ivanhoe Capital Finance (as defined in Item 6 below), which owns a right to convert a loan into Common Shares in the next 60 days.

Mr. Friedland may be deemed to beneficially own approximately 19.2% of the outstanding Common Shares. Newstar Holdings may be deemed to

CUSIP No. 465790103	SCHEDULE 13D	Page 7 of 9

beneficially own approximately 15.4% of the outstanding Common Shares. Newstar Securities may be deemed to beneficially own approximately 14.3% of the outstanding Common Shares.

(b)
Newstar Securities may be deemed to have sole power to direct the voting and disposition of the 51,567,005 Common Shares it beneficially owns, 2,083,333 of which are debentures exercisable into Common Shares in the next 60 days.  Newstar Holdings may be deemed to have sole power to direct the voting and disposition of the 55,295,453 Common Shares it beneficially owns.  Mr. Friedland may be deemed to have sole power to direct the voting and disposition of the 69,196,933 Common Shares he beneficially owns, 3,000,000 of which are options exercisable into Common Shares in the next 60 days and 10,484,375 is a right to convert a loan into Common Shares within the next 60 days.

(c)
On December 13, 2012 Newstar Securities SRL purchased 120,000 Common Shares in the open market for $92,193.

On December 12, 2012 Newstar Securities SRL purchased 1,943,000 Common Shares in the open market for $1,624,434.

On December 11, 2012 Newstar Securities SRL purchased 1,113,000 Common Shares in the open market for $935,420.

On December 10, 2012 Newstar Securities SRL purchased 1,241,500 Common Shares in the open market for $794,020.

On December 7, 2012 Newstar Securities SRL purchased 400,000 Common Shares in the open market for $295,555.

(d)	N/A

(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mr. Friedland is the sole owner of Newstar Holdings. Newstar Holdings is the sole owner of Evershine SRL, a Barbados society with restricted liability (“Evershine”) and of Newstar Securities. Newstar Securities is the sole owner of Premier Mines SRL, a Barbados society with restricted liability (“Premier”).  Mr. Friedland is the sole owner of Ivanhoe Capital Finance Limited, a Hong Kong company (“Ivanhoe Capital Finance”).

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among any of the Reporting Persons and any other person with respect to any securities of the Company, other than other than the Joint Filing Agreement of the Reporting Persons with respect to this Schedule 13D included as Exhibit 1 to this

CUSIP No. 465790103	SCHEDULE 13D	Page 8 of 9

Schedule 13D, those specified above in this Item or those specified elsewhere in this Schedule 13D.

Item 7.	Material to Be Filed as Exhibits.

Joint Filing Agreement, dated as of December 20, 2012

CUSIP No. 465790103	SCHEDULE 13D	Page 9 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  20 December 2012

By:	/s/ Robert M. Friedland
Name: Robert M. Friedland

Newstar Holdings SRL

By:	/s/ Robert M. Friedland
Name: Robert M. Friedland Title: President

Newstar Securities SRL

By:	/s/ Robert M. Friedland
Name: Robert M. Friedland Title: President